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================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             --------------------

                                 SCHEDULE TO
                             TENDER OFFER STATEMENT
  (Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934)
                               (Amendment No. 3)

                             --------------------

                                 TELESOFT CORP.
         (Name of Subject Company (issuer) and Filing Person (offeror))

                                  COMMON STOCK
                         (Title of Class of Securities)

                                  879924 10 8
                     (CUSIP Number of Class of Securities)

                               Michael F. Zerbib
                     President and Chief Executive Officer
                                 Telesoft Corp.
                           3443 North Central Avenue
                                   Suite 1800
                             Phoenix, Arizona 85012
                                 (602) 308-2100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
               Communications on Behalf of the Filing Person(s)
                              --------------------

                                    Copy to:

                                 Edward S. Best
                              Mayer, Brown & Platt
                            190 South LaSalle Street
                          Chicago, Illinois 60603-3441
                                 (312) 782-0600
                              --------------------

                                February 4, 2000
     (Date Tender Offer First Published, Sent or Given to Security Holders)
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[_]  Check box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     [_]  Third party tender offer subject to Rule 14d-1.

     [X]  Issuer tender offer subject to Rule 13e-4.

     [_]  Going-private transaction subject to Rule 13e-3.

     [_]  Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

================================================================================

     This Amendment No. 3 to Tender Offer Statement on Schedule TO filed February 3, 2000 (the "Statement") relates to the announcement by Telesoft Corp. that it has been informed that Thierry E. Zerbib, Brian H. Loeb and Michael F. Zerbib (the "Telesoft Affiliates") will be tendering an aggregate of 1,727,500 Telesoft shares as well as an additional 214,500 Telesoft shares subject to vested options of Telesoft common stock. The shares to be tendered by the Telesoft Affiliates represent approximately 50% of the total Telesoft shares outstanding and subject to options and available for tender, and all of Telesoft shares owned and subject to options and available for tender by the Telesoft Affiliates. All of the shares to be tendered by the Telesoft Affiliates will be tendered at $7.25 per share, not at $7.00 as previously disclosed in the Offer to Purchase.

     Telesoft also announced that as of 6:00 p.m., New York City time, on March 6, 2000, 1,427,907 Telesoft shares and 372,425 Telesoft shares subject to options had been tendered in the offer, representing approximately 45% of the total Telesoft shares outstanding and Telesoft shares subject to options and available for tender, and approximately 87% of the total Telesoft shares owned by shareholders other than the Telesoft Affiliates.

     Telesoft also announced that it is extending the expiration date of the offer from 12:00 midnight, New York City time, on Monday, March 6, 2000 to 12:00 midnight, New York City time on Monday, March 20, 2000.

     A copy of the Company's press release is filed as Exhibit (a)(5)(A) hereto.

Item 4.  Terms of the Transaction.

     Section 10 of the Offer to Purchase dated February 4, 2000 (the "Offer to Purchase") disclosed that the Telesoft Affiliates intended to tender at $7.00 per share in the aggregate the same percentage of their shares as the percentage of all other shares tendered as of 5:00 p.m., New York City time on March 3, 2000, subject to the reservation of the right to change the number of Telesoft shares to be tendered by them and the price at which the shares would be tendered.

     As noted above, the Telesoft Affiliates will be tendering an aggregate of 1,727,500 Telesoft shares as well as an additional 214,500 Telesoft shares subject to vested options of Telesoft common stock. The shares to be tendered by the Telesoft Affiliates represent all of the Telesoft shares owned and subject to option and available for tender by the Telesoft Affiliates. All of the shares to be tendered by the Telesoft Affiliates will be tendered at $7.25 per share, not at $7.00 as previously disclosed in the Offer to Purchase.

     As of 6:00 p.m., New York City time, on March 6, 2000, 1,427,907 Telesoft shares and 372,425 Telesoft shares subject to options had been tendered in the offer, less than the 2,300,000 shares (the maximum number of shares to be purchased in the offer and the point at which proration begins) sought in the offer. Assuming that the previously tendered shares are not withdrawn, at least 2,300,000 shares will be tendered in the offer after giving effect to the tender by the Telesoft Affiliates.

     Because at least 2,300,000 shares cannot be tendered in the offer without the tender by the Telesoft Affiliates of approximately 500,000 shares, the Purchase Price can be no lower than the price at which the Telesoft Affiliates tender their Telesoft shares. Because the Telesoft Affiliates have tendered all of their Telesoft shares at $7.25 per share, the minimum Purchase Price has effectively been set at $7.25. If 358,000 or more Telesoft shares (the minimum number of shares needed to be tendered by stockholders other than the Telesoft Affiliates in order for at least 2,300,000 shares to be tendered in the offer) have been tendered by stockholders other than the Telesoft Affiliates at prices at or less than $7.25, the Purchase Price will be $7.25. If less than 358,000 Telesoft shares (the minimum number of shares needed to be tendered by stockholders other than the Telesoft Affiliates in order for at least 2,300,000 shares to be tendered in the offer) have been tendered by stockholders other than the Telesoft Affiliates at prices at or less than $7.25, the Purchase Price will be greater than $7.25.

     Because at least 2,300,000 shares could have been tendered in the offer by the tender of only approximately 500,000 shares by the Telesoft Affiliates (rather than the approximately 1.9 million actually tendered), the effect of the Telesoft Affiliates' tendering all of their shares will be to increase the number of shares subject to proration and thereby decrease the percentage of shares actually acquired by each stockholder tendering at or below the Purchase Price.

     Because Telesoft does not currently know the final number of shares tendered or the number of shares tendered at each price, Telesoft cannot currently report with specificity the Purchase Price, the proration factor or the magnitude of the impact on the Purchase Price or proration factor due to the Telesoft Affiliates' tendering all of their shares.

ITEM 12.  Exhibits.

     A list of exhibits filed with this Statement is set forth on the Index to Exhibits immediately following the signature page of this Statement and is incorporated herein by reference.
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                                   SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                      TELESOFT CORP.

                                      By: /s/ Michael F. Zerbib
                                          --------------------------------------
                                      Name:  Michael F. Zerbib
                                      Title: President & Chief Executive Officer


Dated: March 9, 2000

                                       2

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                               INDEX TO EXHIBITS

Item            Description
----            -----------
(a)(1)(A)       Revised Offer to Purchase dated February 4, 2000                                        *

(a)(1)(B)       Form of Letter of Transmittal.                                                          *

(a)(1)(C)       Form of Notice of Guaranteed Delivery.                                                  *

(a)(1)(D)       Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and
                Other Nominees.                                                                         *

(a)(1)(E)       Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks,
                Trust Companies and Other Nominees.                                                     *

(a)(1)(F)       Form of Letter to Stockholders dated February 4, 2000, from the President and
                Chief Executive Officer of the Company.                                                 *

(a)(1)(G)       Form Direction Form for participants in the Telesoft Corp. Profit Sharing Plan.         *

(a)(1)(H)       Form of Option Election for stock option holders.                                       *

(a)(1)(I)       Guidelines for Certification of Taxpayer Identification Number on Substitute
                Form W-9.                                                                               *

(a)(2) - (4)    Not applicable.

(a)(5)          Press Release issued by the Company dated February 3, 2000.                             *

(a)(5)(A)       Press Release issued by the Company dated March 6, 2000.                                *

(b)             Not applicable.

(d)             Stock Purchase Agreement dated as of February 2, 2000 between Joseph W.
                Zerbib and Telesoft Corp.                                                               *

(g)             Not applicable.

(h)             Not applicable.

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*Previously filed.